July 29, 2025

Sung Lee
Executive Vice President and Chief Financial Officer
Cytokinetics, Inc.
350 Oyster Point Blvd
South San Francisco, CA 94080

       Re: Cytokinetics, Inc.
           Form 10-K for the fiscal year ended December 31, 2024
           File No. 000-50633
Dear Sung Lee:

       We have limited our review of your filing to the financial statements and related disclosures and have the following comment.

       Please respond to this letter within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe a comment applies to your facts and circumstances, please tell us why in your response.

       After reviewing your response to this letter, we may have additional comments.

Form 10-K for the fiscal year ended December 31, 2024
Item 7. Management's Discussion and Analysis of Financial Condition and Results of
Operations
Results of Operations
Research and Development Expenses, page 46

1. Please provide revised disclosure to be included in future filings to break out research and development expenses by clinical program or trial. For amounts that are not tracked by program, provide other quantitative or qualitative disclosure that provides more transparency as to the type of research and development expenses incurred (i.e.
       by nature or type of expense) for each period presented which should reconcile to total research and development expense on the Statements of Operations.
        In closing, we remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.
 July 29, 2025
Page 2

      Please contact Vanessa Robertson at 202-551-3649 or Christine Torney at 202-551-
3652 with any questions.



                                                        Sincerely,

                                                        Division of Corporation
Finance
                                                        Office of Life Sciences